UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number           1-7310
Michigan Consolidated Gas Company

(Exact name of registrant as specified in its charter)
2000 2nd Avenue, Detroit, MI 48226-1279 (313) 235-4000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Senior Notes Designated As:
First Mortgage Bonds Designated As 7.06% Secured Medium-Term Notes, Series B, due May 1, 2012
First Mortgage Bonds 8 1/4% Bonds, due May 1, 2014
6 1/8% Senior Notes due 2008
5.00% Senior Notes, 2004 Series E due 2019
5.70% Senior Notes, 2003 Series A due 2033
Extendable Mandatory Par Put Remarketed Securities (“MOPRS”) due June 30, 2038

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:           61
     Pursuant to the requirements of the Securities Exchange Act of 1934, Michigan Consolidated Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2007	By:	/s/ Peter B. Oleksiak
Peter B. Oleksiak
Vice President and Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.